# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 01/11/2025
Amends the filing with accession number 0001341004-22-000150
Filed by CIK 0001414125
Persons authorized to receive notices and communications: Gregg A. Noel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Suite 1400, Palo Alto, California (CA), 94301, (650) 470-4500

## Reporting persons
- Thomas J. Tull (CIK 0001414125): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,776,908; shared voting power 16,918; sole dispositive power 8,776,908; shared dispositive power 16,918; aggregate amount beneficially owned 8,793,826 (5.4% of the class)
  Comment: The percentage in row 13 is based on 161,526,637 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Comment: Explanatory Note - This Amendment No. 3 ("Amendment No. 3") amends and supplements the statements on Schedule 13D filed on May 27, 2022, as amended by Amendment No. 1 filed on October 7, 2022 and Amendment No. 2 filed on January 10, 2025 (as amended, the "Schedule 13D"). Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 11, 2025, pursuant to the Put-Call Agreement dated January 7, 2025 among BAMCO, Inc., a wholly-owned subsidiary of Baron Capital Group, Inc., (BAMCO, Inc. is hereinafter referred to as the "Buyer"), the Reporting Person in his individual capacity, the Reporting Person in his capacity as trustee of the Tull Family Trust, u/a/d August 1, 2005, as amended, and First Light Investors, LLC (collectively with the Reporting Person and the Tull Family Trust, u/a/d August 1, 2005, as amended, the "Sellers"), the Sellers exercised the right to require the Buyer to purchase from the Sellers 19,039,999 shares of Class A Common Stock at a price equal to $6.25 per share.

On January 13, 2025, the transfer of the 19,039,999 shares of Class A Common Stock from the Reporting Person to the Buyer was completed.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

(a) - (b) Calculations of the percentage of Class A Common Stock beneficially owned is based on 161,526,637 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, (i) the Reporting Person directly holds 2,101,277 shares of Class A Common Stock, (ii) the Tull Family Trust, u/a/d August 1, 2005, as amended, of which the Reporting Person is the trustee, directly holds 6,675,631 shares of Class A Common Stock, and (iii) First Light Investors, LLC, an entity which is controlled by the Reporting Person's spouse, directly holds 16,918 shares of Class A Common Stock and over which the Reporting Person may be deemed to have shared investment and voting power.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Signatures
- Thomas J. Tull: /s/ Thomas J. Tull, Thomas J. Tull (01/14/2025)